UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM SD

Specialized Disclosure Report

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ALLIANCE RESOURCE PARTNERS, L.P.

(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

Delaware (State or other jurisdiction of incorporation or organization)	0-26823 (Commission File Number)	73-1564280 (IRS Employer Identification No.)
1717 South Boulder Avenue, Suite 400, Tulsa, Oklahoma 74119 (Address of principal executive offices and zip code)
Cary P. Marshall (918) 295-7673 (Name and telephone number, including area code, of the person to contact in connection with this report.)

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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in the form applies:

[ ]Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

[X]Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

Section 2.RESOURCE EXTRACTION ISSUER DISCLOSURE

Item 2.01 Resource Extraction Issuer Disclosure and Report

Disclosure of Payments by Resource Extraction Issuers

The specified payment disclosure required by this Form is included as Exhibit 2.01 to this Specialized Disclosure Report on Form SD.

Section 3.Exhibits

Item 3.01 Exhibit

2.01 – Interactive Data File (Form SD for the year ended December 31, 2023 filed in XBRL).

99.1 – Resource Extraction Payment Report as required by Item 2.01 of this Form.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized, in Tulsa, Oklahoma, on August 7, 2024.

ALLIANCE RESOURCE PARTNERS, L.P.

By:	Alliance Resource Management GP, LLC
its general partner

/s/ Cary P. Marshall

Cary P. Marshall
Senior Vice President and
Chief Financial Officer